10028890

AB
3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alaris Trading Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2002 Jimmy Durante Blvd.
(No. and Street)

Del Mar, California 92014
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Noel M. Peters, CFO 201-377-1203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jump, Scutellaro and Company, LLP
(Name – *if individual, state last, first, middle name*)

12 Lexington Avenue CN 2044, Toms River, New Jersey 08754-2044
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noel M. Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alaris Trading Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer/Member

Title

Feb 24-10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JUMP, SCUTELLARO AND COMPANY, L.L.P. CERTIFIED PUBLIC ACCOUNTANTS
12 LEXINGTON AVENUE · CN 2044 · TOMS RIVER, NJ · 08754 · PHONE (732) 240-7377 · FAX (732) 505-8307 · WEBSITE: jumpcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Alaris Trading Partners, LLC :

We have audited the accompanying statement of financial condition of Alaris Trading Partners, LLC , (the Company) as of December 31, 2009, and the related statements of income, and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Alaris Trading Partners, LLC as of December 31, 2008 and 2007 and for the years then ended, were audited by other auditors whose report dated February 23, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaris Trading Partners, LLC as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Toms River, New Jersey
February 19, 2010

Jump Scutellaro and Company LLP

PENNSYLVANIA OFFICE: 1000 GERMANTOWN PIKE · SUITE H-1· PLYMOUTH MEETING, PA · 19462 · PHONE (610) 275-0356 · FAX (610) 275-0894

Alaris Trading Partners, LLC

Statements of Financial Condition

December 31, 2009, 2008 and 2007

ASSETS

	2009	2008	2007
Cash and cash equivalents	$ 347,659	309,615	321,743
Clearing firm deposits	1,422,939	1,104,410	917,938
Prepaid expenses	30,339	19,436	10,514
Other assets	11,494	28,525	58,362
Fixed assets, net of accumulated depreciation	23,037	39,537	64,180
Total assets	$ 1,835,468	1,501,523	1,372,737

LIABILITIES AND MEMBERS' EQUITY

	2009	2008	2007
Accounts and accrued payables	$ 346,497	180,114	188,871
Soft dollars payable	357,774	329,127	237,955
Total liabilities	704,271	509,241	426,826
Members' equity	1,131,197	992,282	945,911
Total liabilities and members' equity	$ 1,835,468	1,501,523	1,372,737

See accompanying notes to financial statements.

Alaris Trading Partners, LLC

Statements of Income

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Income:			
Commissions	$ 7,375,216	5,523,753	2,941,767
Expenses:			
Commissions and clearing charges	1,707,115	864,070	314,599
Communications	43,445	46,525	164,520
Depreciation	22,144	35,592	29,568
Legal and professional	235,570	136,225	117,332
Market data expenses	696,445	683,198	334,809
Rent	203,643	193,182	185,373
Salaries, wages and benefits	2,393,885	1,705,662	624,254
Soft dollar expenses	1,750,836	2,065,937	1,542,415
Travel and entertainment	124,398	82,729	88,987
General and administrative	125,668	121,434	170,879
Total operating expenses	7,303,149	5,934,554	3,572,736
Earnings (loss) from operations	72,067	(410,801)	(630,969)
Other income:			
Interest income	59,747	164,683	79,014
Other income	82,929	24,645	12,634
Net other income	142,676	189,328	91,648
Net earnings (loss)	$ 214,743	(221,473)	$ (539,321)

See accompanying notes to financial statements.

Alaris Trading Partners, LLC

Statement of Changes in Members' Equity

For the Years Ended December 31, 2009, 2008 and 2007

Balance at December 31, 2006	$ 1,005,340
Members' capital contributions	479,892
Net loss	(539,321)
Balance at December 31, 2007	$ 945,911
Members' capital contributions	267,844
Net loss	(221,473)
Members' distributions	-
Balance at December 31, 2008	$ 992,282
Members' capital contributions	60,000
Net income	214,743
Members' distributions	(135,828)
Balance at December 31, 2009	$ 1,131,197

See accompanying notes to financial statements.

Alaris Trading Partners, LLC

Statements of Cash Flows

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash Flows from Operating Activities:			
Cash received from operations	$ 7,139,616	5,361,926	2,597,253
Cash paid to suppliers and employees	(7,079,847)	(5,795,632)	(3,322,561)
Interest received	59,747	164,683	79,014
Cash provided by (used in) operating activities	119,516	(269,023)	(646,294)
Cash Flows from Investing Activities:			
Purchase of fixed assets	(5,644)	(10,949)	(11,872)
Cash used in investing activities	(5,644)	(10,949)	(11,872)
Cash Flows from Financing Activities:			
Capital contributions	60,000	267,844	479,892
Members' distributions	(135,828)	-	-
Cash provided by (used in) financing activities	(75,828)	267,844	479,892
Net increase (decrease) in cash	38,044	(12,128)	(178,274)
Cash at beginning of year	309,615	321,743	500,017
Cash at end of year	$ 347,659	309,615	321,743

See accompanying notes to financial statements.

Alaris Trading Partners, LLC

Statements of Cash Flows (continued)

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Reconciliation of net earnings (loss) to cash provided by (used in) operating activities:			
Net income (loss)	$ 214,743	(221,473)	(539,321)
Items which did not use cash:			
Depreciation	22,144	35,592	29,568
Working capital changes which provided (used) cash:			
Clearing firm deposit	(318,529)	(186,472)	(357,148)
Prepaid expenses	(10,903)	(8,922)	(3,977)
Other assets	17,031	29,837	(10,514)
Accounts and accrued payables	166,383	(8,757)	108,153
Soft dollar payables	28,647	91,172	126,945
Net cash provided by (used in) operating activities	$ 119,516	(269,023)	(646,294)

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

a. Organization

Alaris Trading Partners, LLC (the Company) is an introducing broker dealer registered with the Securities and Exchange Commission (SEC), and Financial Industry Regulatory Authority (FINRA). The transactions are conducted on a fully disclosed basis with another broker-dealer, Goldman Sachs Execution and Clearing LP, a NYSE member firm. The company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company is registered and conducts business from their offices in San Diego, California, Jersey City, New Jersey, and they are registered in several other states. They offer the following business activities with institutional clients:

Broker or dealer retailing listed and unlisted corporate equity securities;
Broker or dealer selling corporate debt securities; U.S. government securities; Investment advisory services.

b. Basis of Accounting

The financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

c. Commissions

The commission based revenue is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

d. Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives. Depreciation is computed by using the straight-line method for financial reporting purposes and straight-line and accelerated methods for income tax purposes. Maintenance and repairs are charged to expense as incurred. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and the resulting gains or losses are reflected in income.

1. Organization and Summary of Significant Accounting Policies (Continued)

e. Long-Lived Assets

The Company evaluates the carrying value of long-lived assets in accordance with current standards which require that the assets be tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Historical performance and anticipated future results are considered in assessing potential impairment. When indicators of impairment are present, the recoverability of the carrying value of the assets in question is assessed based on the future undiscounted cash flows expected to result from their use. If the carrying value cannot be recovered, impairment losses would be recognized to the extent the carrying value exceeds fair value.

f. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

g. Income Taxes

The Company operates as a limited liability company and is not subject to income taxes. Accordingly, does not record a provision for federal or state income taxes. The individual members are required to include their proportionate share of income in their income tax return.

h. Fair value of financial instruments

The carrying amounts reflected in the balance sheets for cash and cash equivalents approximate the respective fair values due to the short maturities of those instruments.

1. Organization and Summary of Significant Accounting Policies (Continued)

i. Cash and cash equivalents

Cash includes all cash balances and highly liquid investments with a maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the federal deposit insurance corporation (FDIC) or securities investor protection corporation (SIPC) insurance limits. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash deposits.

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

j. Cash Restrictions

A certificate of deposit totaling $66,381 at December 31, 2009 is included in cash in the accompanying financial statements. The certificate bears interest of .49%, will mature October 2010 and has penalties for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements. The amount of $65,000 of this certificate of deposit is restricted to a of letter a credit for a security deposit pertaining to the Jersey City office lease.

The Company is required to maintain $1 million of cash on deposit with Goldman Sachs and $50,000 of cash on deposit with Advantage Futures, LLC to satisfy the Company's deposit requirement under these clearing agreements. The amount on deposit is restricted and the amount can fluctuate.

k. Advertising costs

The Company expenses all advertising costs in the period in which they are incurred. Advertising for December 31, 2009, 2008 and 2007 was $28,810, $19,526 and $7,082, respectively.

l. Soft dollars payable

Soft dollars payable represent monies to be paid out on behalf of customers for expenses incurred.

m. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1. Organization and Summary of Significant Accounting Policies (Continued)

n. Subsequent Events

Management has evaluated subsequent events through February 19, 2010, the date the financial statements were available to be issued.

2. Fixed Assets and Depreciation

At December 31, 2009, 2008 and 2007 depreciable fixed assets consisted of the following:

	2009	2008	2007
Leasehold improvements	13,113	13,113	13,113
Office furniture	13,056	13,056	13,056
Computers and software	99,493	93,849	82,900
Total fixed assets	125,662	120,018	109,069
Less: Accumulated depreciation	(102,625)	(80,481)	(44,889)
Fixed assets, net	23,037	39,537	64,180

3. Commitments and Contingencies

Rent expense for the years ended December 31, 2009, 2008 and 2007 of $203,643, $193,182 and $185,373 respectively, was incurred for office space in San Diego and Jersey City.

Minimum future lease payments for these locations are as follows:

For the Years Ending December 31,	San Diego Office	New Jersey Office	Total
2010	24,600	114,520	139,120
2011	-	95,433	95,433
Total	24,600	209,953	234,553

It is anticipated that in the normal course of business, leases that expire will be renewed or replaced with similar leases.

The Company is involved in litigation regarding terminated employee disputes arising in the ordinary course of business. While the ultimate outcome of these matters is not presently determinable, it is the opinion of management that the resolution of outstanding claims will not have a material adverse effect on the financial position or results of operations of the Company.

4. Prepaid expenses and other assets:

At December 31, 2009, 2008 and 2007 the above consist of:

	2009	2008	2007
Prepaid expenses	30,339	19,436	10,514
Rent security deposits	4,723	4,723	3,977
Soft dollar amounts receivable	6,068	23,802	54,385
	41,130	47,961	68,876

Prepaid expenses include insurance and other expenses.

5. Deferred compensation plan

Effective May 1, 2009, the company established an unfunded, non qualified deferred compensation plan to benefit management and other highly compensated employees. Participation is based on the deferral of a discretionary bonus, and is subject to a three year vesting period with certain exceptions, upon which immediate vesting occurs. An expense and offsetting liability is recorded in the year in which the deferral is determined regardless of when it is paid.

6. Employee Benefit Plans

The Company sponsors a 401(k) Deferred Compensation Plan that covers all eligible full time employees over the age of twenty-one. The 401(k) plan allows eligible employees to contribute a percent of their salary on a pre-tax basis, subject to certain IRS limits, into the Plan.

7. Compensated Absences

Full time employees of the Company are entitled to paid vacation, paid sick days and personal days off. Employees may carryover unused time, however, they cannot accrue new time until the carryover is utilized. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

8. Impairment of Long-Lived Assets

Generally accepted accounting principles require that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. Additionally, impairment losses are to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. A review of such assets of the Company has not indicated any material effect on the Company's financial position or results of operations.

9. Concentrations

The Company's revenue is derived from commissions earned through clearing house contracts. The majority of the commissions are generated through an arrangement with Goldman Sachs Execution & Clearing, L.P.(GSEC). The Company has a receivable with GSEC in the amount of $1,372,939 at December 31, 2009.

10. Net Capital Requirements

The company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio to aggregate indebtedness to net capital. The minimum net capital requirement is $250,000. The aggregate indebtedness to net capital ratio must be less than 800%.

On December 31, 2009, 2008 and 2007 the Company's net capital was $951,117 $839,641, and $801,244, respectively. This amount exceeded the minimum net capital requirement by $701,117, $589,641, and $551,244, respectively.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2009, 2008 and 2007 of .74 to 1, .61 to 1; and .46 to 1, respectively.

11. Reclassification

The company has reclassified certain amounts in the accompanying financial statements for the years ended December 31, 2008 and 2007 in order to conform to the current year presentation.

Alaris Trading Partners, LLC

Computation of Net Capital Requirements Pursuant to Rule 15c3-1

December 31, 2009

Schedule I

	Focus Report December 31, 2009	Audited Financial Statements December 31, 2009	Change
Total Assets	1,821,133	1,835,468	(14,335)
Less: Liabilities	704,271	704,271	-
Net worth	1,116,862	1,131,197	(14,335)
Less: Non-Allowable Assets			
Restricted cash	65,000	65,000	-
Fixed assets	8,702	23,037	(14,335)
Prepaid assets	30,339	30,339	-
Other assets	61,494	61,494	-
Total Non-Allowable Assets	165,535	179,870	(14,335)
Tentative Net Capital	951,327	951,327	-
Less:			
Haircuts	210	210	-
Net Capital	951,117	951,117	-
Minimum Net Capital Required	250,000	250,000	
Excess Net Capital	701,117	701,117	
Ratio of aggregate indebtedness to net capital	.74 to 1	.74 to 1	

Comments:

The differences are a result of year end adjustments for depreciation expense.

Alaris Trading Partners, LLC
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009, 2008 and 2007

Schedule II

Alaris Trading Partners, LLC is exempt from the Reserve Requirement of Rule 15c3-3(k)(2)(ii).

Alaris Trading Partners, LLC
Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2009, 2008 and 2007

Schedule III

Alaris Trading Partners, LLC is exempt from the Possession and Control Requirements of Rule 15c3-3(k)(2)(ii).

JUMP, SCUTELLARO AND COMPANY, L.L.P. CERTIFIED PUBLIC ACCOUNTANTS
12 LEXINGTON AVENUE · CN 2044 · TOMS RIVER, NJ · 08754 · PHONE (732) 240-7377 · FAX (732) 505-8307 · WEBSITE: jumpcpa.com

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

To the Members
Alaris Trading Partners, LLC:

In planning and performing our audit of the financial statements of Alaris Trading Partners, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17s-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PENNSYLVANIA OFFICE: 1000 GERMANTOWN PIKE · SUITE H-1· PLYMOUTH MEETING, PA · 19462 · PHONE (610) 275-0356 · FAX (610) 275-0894

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will no be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members', management, the SEC Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jump Scutellaro and Company LLP

Toms River, New Jersey
February 19, 2010

JUMP, SCUTELLARO AND COMPANY, L.L.P. CERTIFIED PUBLIC ACCOUNTANTS
12 LEXINGTON AVENUE · CN 2044 · TOMS RIVER, NJ · 08754 · PHONE (732) 240-7377 · FAX (732) 505-8307 · WEBSITE: jumpcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Alaris Trading Partners, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments {Transitional Assessment Reconciliation (Form SIPC-7T)} to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Alaris Trading Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Alaris Trading Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alaris Trading Partners, LLC's management is responsible for the Alaris Trading Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31,2009 less revenues reported for the period from January 1, 2009 to March 31, 2009 on the FOCUS reports , as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers utilizing management financial statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers utilizing management financial statements, supporting the adjustments noting no differences.

PENNSYLVANIA OFFICE: 1000 GERMANTOWN PIKE · SUITE H-1· PLYMOUTH MEETING, PA · 19462 · PHONE (610) 275-0356 · FAX (610) 275-0894

We are not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jump Scutellaro and Company LLP

Toms River, New Jersey
February 19, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67271 FINRA NFA DECEMBER
ALARIS TRADING PARTNERS LLC
2002 JIMMY DURANTE BLVD
DEL MAR CA 92014

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 10,546

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,652)

7/30/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,894

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,894

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,894

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALARIS TRADING PARTNERS LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DECEMBER 31, 20 09
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 5,869,098
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		358
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		358
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		1,557,676
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 93,213	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		93,213
Total deductions		1,650,889
2d. SIPC Net Operating Revenues		$ 4,218,567
2e. General Assessment @ .0025		$ 10,546

(to page 1 but not less than $150 minimum)

ALARIS TRADING PARTNERS, LLC

Financial Statements

For the Years Ended
December 31, 2009, 2008, and 2007

(with Independent Auditor's Report thereon)

Alaris Trading Partners, LLC

Financial Statements

Years ended December 31, 2009, 2008, and 2007

Contents